Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

	July 1, 2005 through September 30, 2005	January 1, 2005 through September 30, 2005
	(unaudited)	(unaudited)
Net Income (Loss)	$(386,547)	$(720,367)

Weighted Average Number of Common Shares Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.09)	$(0.17)

	July 1, 2004 through September 30, 2004	January 1, 2004 through September 30, 2004
	(unaudited)	(unaudited)
Net Income (Loss)	$(17,074)	$508,124

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.00)	$0.12